Mail Stop 03-05

							May 24, 2005


Via U.S. Mail

John G. Murphy
President and Chief Executive Officer
U.S. Helicopter Corporation
6 East Rivers Piers, Suite 216
Downtown Manhattan Heliport
New York, New York 10004

Re: 	U.S. Helicopter Corporation
	Registration Statement on Form SB-2, filed on April 22, 2005
	File No. 333-124262

Dear Mr. Murphy,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note the shares issuable to Cornell Capital Partners under the
Standby Equity Distribution Agreement. We note that the agreement contemplates issuance of the shares at a percentage of the prevailing market price. After reviewing the proposed equity line financing, we do not believe that a binding contractual commitment has been entered into, since at the time the equity line was entered your company was
(and is) a non-reporting company with no trading market. As such, the arrangement by

Cornell Capital Partners to pay for shares at a purchase price that is
99% of the "market price" does not represent an irrevocable commitment to purchase the equity line shares.

Please remove the equity line from this registration statement and revise your disclosure throughout the prospectus to remove the implication that there is an existing equity line arrangement with Cornell that provides the company with a viable mechanism to obtain needed financing. If you believe that the shares are properly registrable at this time, please supplementally provide us with your analysis.
2. With respect to the convertible debentures issued to Cornell, please tell us why you believe that Rule 415 is applicable.

3. We are of the view that the private placement of shares to Newbridge Securities Corporation in reliance on 4(2) cannot be complete until the terms of the transaction are fixed. In this case, the absence of an existing public market for the shares means that there has not been a meeting of the minds between the issuer and the investor. The number and price of the shares privately placed to Newbridge is unknowable prior to effectiveness of this registration statement. Accordingly, please remove the Newbridge shares from this registration statement or tell us why you believe these shares are registrable at this time.

4. Please remove from the registration statement the shares issuable upon conversion of the preferred stock and the warrants issued in the private placement. As discussed above, it appears that the shares are not yet registrable because there is no existing public market and therefore there has been no agreement on the pricing term.

5. Please tell us whether the warrants issued to North Coast
Securities Corporation have a fixed exercise price. If they do not, please tell us why you believe that the underlying shares are registrable at this time.

6. In Securities Act Release No. 4552 (November 6, 1962), the
Staff
pronounced a list of five factors to consider in determining whether securities offerings will be integrated. These factors include:

* Whether the offerings are part of a single plan of financing;
* Whether the offerings involve the issuance of the same class of security;
* Whether the offerings are made at or about the same time;
* Whether the same type of consideration is to be received; and
* Whether the offerings are made for the same general purpose.

Please provide us with a detailed analysis of why you believe your unregistered offerings conducted in past six months should not be integrated under this test, calling into question your exemptions under Section 4(2).

7. Please remember that the prospectus needs to present investors with a snapshot of your company containing all material information as of the time of effectiveness. It is not supposed to present a description of your future plans or aspirations. You need to revise the entire document so that it accurately presents your current situation. You may talk about what you plan to do but you should present that discussion in the context of a timeline which sets forth the obstacles and benchmarks that you must achieve along the way. Include your estimate of the financial wherewithal needed to reach various stages of development and discuss your plans for raising the money so that investors can make an informed decision about the quality of your plan. The other comments below are intended primarily to offer some guidance as you begin the difficult but necessary task of revising this prospectus so that it serves its purpose to investors.

Registration Statement Cover Page
8. The cover page must provide a fixed price at which shares will be offered, not merely an estimate for the purposes of registration fee calculation.
9. In that regard, we note that you have assumed the offering price of the securities to be $1.00 per share for the purpose of various estimates in this prospectus. Please use your fixed offering price, if other than $1.00, for such estimates in your next amendment.

10. In an appropriately captioned section, give the factors that were considered in determining the offering price of the stock that will be sold under this prospectus. Please refer to Item 505 of Regulation S-
B.

11. Please consider revising footnote 2(j) on the cover page to include a cross-reference to the "Selling Stockholders" section on page 24.
Forward Looking Statements, page 1
12. Either remove the reference to the Private Securities
Litigation
Reform Act or revise the disclosure to state that by its terms it does not apply to penny stock companies like yours.

Prospectus Summary, page 2
13. We note the specific risks associated with the convertible debentures. Please include these risks in the summary of the offering.
14. Please disclose that you have no revenue from operations and your net loss for the most recent audited period. Please also disclose that your auditors have issued a going concern opinion.
15. Revise to disclose either here or in your Summary Financial Information your monthly "burn rate" and the month you will run out of money assuming no change in present trends.
Summary Financial Information, page 5

16. Similar to the treatment in your annual financial statements, please consider identifying the summary financial information as the
Company being a development stage enterprise.

Risk Factors, page 7
17. Please revise to add a risk factor disclosing that in the past you have not been subject to the periodic filing and reporting requirements of the Securities Exchange Act of 1934.

18. Please consider revising this section to include a specific subsections for "Risks related to the convertible debentures".

19. We note that several risk factors are duplicative. For instance,
"We will have a significant amount of debt..." on page 13 repeats the disclosures made under "We need to obtain equipment..." on page 7. Also, the risk factors "Failure to maintain an acceptable safety record..." on page 19 and "Helicopter operations involve risk..." on page 19 are both duplicative of risks discussed earlier in the Risk
Factors section. Please revise this section to avoid unnecessary repetition.

20. Update the disclosure in your first risk factor to indicate current developments in obtaining the approvals which appear to be required prior to commencement of actual business operations.

We need to obtain equipment and equipment financing..., page 7

21. Please revise the heading of this risk factor to better reflect your expectation that certain manufacturers/financiers, including those with whom you are currently negotiating, will require an equity position in your company in exchange for providing "financial and performance guarantees" necessary for you to obtain financing.

22. Clarify the extent to which obtaining the permits and approvals referenced in risk factor affect the schedule of obtaining equipment.

Absence of operating history..., page 10

23. This risk factor alludes to the "risks inherent in the establishment of a new business." Please separately and specifically identify and discuss these inherent risks or delete reference to them.

Changes in our Government Authorizations or Certificates . ., page
11

24. As stated in the first risk factor, these authorizations are yet to be obtained. Accordingly, consider a revision by adding the future concern highlighted here to the current risk factor

The Market we Anticipate ....,page 11

25. Supplementally advise the staff of the reasons why carriers exited this market in the 1980`s.

Our Maintenance Costs will Increase as our Fleet Ages, page 14

26. It is stated that the company has yet to obtain any aircraft.
Revise this risk factor to make this distinction clear.

If we are unable to attract and retain..., page 14

27. We note that the second paragraph of this risk factor contains a discussion of a company culture that does not yet exist. Please delete.

Our failure to successfully take delivery..., page 14

28. Where appropriate, please discuss with greater specificity the expected timeline for delivery of your initial, and additional, aircraft.

We may be subject to unionization..., page 16

29. Please provide a more practical discussion of the risks presented by unionization. Although your company is not currently dealing with a unionized workforce, it would appear that once the company begins to hire non-executive level workers unionization is likely. Please address this likelihood and specifically discuss the significant difficulties encountered by other air carriers due to collective bargaining and work stoppages by organized labor.

Our results of operations will fluctuate, page 16

30. Please revise this subheading, and other subheadings as appropriate, to identify with greater specificity the risk posed to investors.

Because the airline industry is characterized by low gross profit margins..., page 18

31. Please expand your discussion to provide a clearer analysis of the risk posed to investors. In addition, we encourage you to review your other risk factors to make sure that the corresponding discussion conveys meaningful information to investors. For example, we encourage you to expand your analysis under "We may need agreements..." on page
19.

Future sale by our stockholders..., page 21

32. In the second paragraph of this risk factor, you state that "[t]here is essentially no limit on the number of shares that U.S. Helicopter can register." While perhaps technically correct, please clarify that there is a limit to the number of shares that may be sold under this registration statement.

Our common stock has not traded..., page 23

33. This risk factor appears to describe a very general risk that is encountered in any public offering. Please delete this risk factor.

We may not be able to access sufficient funds..., page 23

34. On page 24 and elsewhere in the prospectus statements are made that the company is 90 days away from becoming a reporting company under the Securities Exchange Act of 1934. Delete references to the timing of the registration statement`s effectiveness.

Selling Stockholders, page 24

35. For each selling stockholder that is not a natural person, please identify the natural persons with voting or investment control.

Convertible Debentures, page 27

36. Where appropriate, please revise the prospectus include a comprehensive discussion of the convertible debentures that addresses material provisions and restrictions.

Use of Proceeds, page 29

37. Revise the discussion to state the net amount of proceeds received.

Dilution, page 29

38. State the consideration paid for other common stock currently held by Cornell Capital, and other selling security holders.

39. Revise the table on page 30 to reflect the estimated offering price per share.

Plan of Distribution, page 33
40. Revise the first paragraph to make clear that this registration statement does not cover sales by donees, pledges, transferees and other successors-in-interest of Cornell Capital.
41. Revise to clarify that the shares will be sold at the fixed price given on the front cover.
42. Please disclose that the selling stockholders, other than Cornell
Capital, may be deemed underwriters.

43. Please disclose the fees paid to each underwriter, including commitment and placement fees.

44. Please disclose the "certain liabilities" against which you will indemnify shareholders. In addition, please identify the shareholders that will receive indemnification.

Management`s Discussion and Analysis or Plan of Operation, pages
36-46
45. Please provide a specific plan of operations. Your discussion should disclose how long you can satisfy your cash requirements and whether you will have to raise additional funds in the next twelve months. Refer to Item 303(a) of Regulation S-B.

46. Revise to disclose why you issued 773,196 shares of common stock to 3B Group, Inc as discussed on page 39 of MD&A and else where in your filing. Also, if 3B Group, Inc is a related party, please disclose the nature of the related party relationship.

Liquidity and Financial Condition, page 40

47. Expand your discussion to include the key terms of your private placement financing and private placement of units including the net amount received and how the proceeds were used.

48. Disclose the principal terms of the proposal letter from a major financial institution for the financing of the initial aircraft.

49. Revise to disclose if there will be any accounting recognition for the power-by-the-hour arrangements, asset value guarantee and first loss deficiency guarantee and the proposed accounting of that recognition.

Revenue Recognition, page 43

50. Revise to include your policy of recognizing revenues. The disclosures provided in this regard should be consistent with your disclosure on page F-8 (revenue recognition.)

Plan of Operation, page 44

51. Substantial revision of the disclosure is requested to address the specific disclosure requirements of Item 303(a) of Regulation S-B. Discussion of the management team and their employment experience is repetitive of disclosure elsewhere in the filing and should be removed.

52. Clarify in the discussion the dollar amount of net proceeds realized in the transactions described and the uses and proposed uses of the funds.

53. Expand the third paragraph on page 46 to state with more specificity where the company is in financing for aircraft, applying and receiving federal, state and local licenses and permits and obtaining FAA and DOT certification.

Elapsed Travel Time Comparison Sheet, page 48

54. With a view toward disclosure, please supplementally tell us if your travel estimates are based on company testing or are attributable to a third-party. Provide the same supplemental disclosure with respect to the "Method of Transportation" chart on page 54 and the discussion under "Rollout Plan" on page 47.

Description of Business, page 49

55. Please disclose your year of organization and provide a history of your development to date.

56. As it would appear that you are in the initial stages of your development, please include a detailed discussion of the market research activities to which have presumably devoted a significant amount of your company`s resources.

Down Time From Inclement Weather...,page 51

57. Identify the regulatory body governing the "Special Visual
Flight
Rule".

58. Supplementally provide the basis for the statement relating to a
98.5% reliability factor of international scheduled helicopter operations currently in service.

Alliances and Partnering Agreements, page 53

59. Balance the disclosure by addressing the potential impact to the proposed operations of the Company if it is unsuccessful in obtaining the described alliances.

Competition, page 54

60. Address the negative effect that minimal utilization or occupancy rates of the helicopters will have on operations, particularly in light of plans to operate on a fixed schedule of flights.

Operating Agreements, page 55

61. The agreement dated September 2, 2004 with Sikorsky Memorial
Airport expired 90 days after execution (exhibit 10.33).

Management, page 58

62. Please disclose with specificity the positions held by Mr.
Murphy,
Col. Pagano, Mr. Capozzi, Mr. Mehm, Mr. McSullivan and Mr. Roberts in the past five years.

Family Relationships, page 61

63. Please delete the qualifying language, "[t]o the best of my knowledge."

Executive Compensation, page 62

64. Please confirm that the company has not granted any stock awards to any executives, other than George Mehm. It appears that your employment agreement with John Murphy contemplates an equity component.

65. Although each of the following five (5) officers (i.e. Messrs. Murphy, Mehm, McSullivan, Roberts and Dennision) have deferred from
20% to 40% of their salaries until 60 days after the effectiveness of the registration statement, your fiscal 2004 financial statements should reflect compensation (payroll) expense at 100% of the officers` contractual annual salary amount prorated from the date each of these individuals commenced employment in 2004. The portion of their salaries deferred should be reflected in an "Accrued Salary Payable" account on the balance sheet.

66. It appears you have not reflected 100% of the officers` contractual amount of their annual salaries prorated from the date of their employment.  In this regard, your 2004 financial statements only
reflect $280,000 of payroll expense while these five (5) officers` total prorated compensation for 2004 appears to approximate $355,000 plus you have other employees (Messrs. Goldstein, Galligan, etc.) who also received compensation in fiscal 2004 based on other disclosures in this section. Please revise your financial statements to reflect all compensation expense accordingly. In view of the significant amount of executive compensation expense that has been deferred until
60 days after the effectiveness of the offering, please classify the aggregate amount of deferred salary payable on the face of the balance sheet with appropriate note disclosure describing the deferral of salary by five(5) of the company`s executive officers. Please revise accordingly.

Securities authorized for issuance under equity compensation, page
64

67. Please consider moving this section to "Market price of and dividends on the registrant`s common equity and other shareholder matters" on page 68.

Principal Stockholders, page 66

68. Please disclose whether the issuance of shares under this offering could result on a change of control. Refer to Item 403(c) of Reg
S-B.

69. Refer to footnote 9 on page 67. Please explain if any accounting recognition will been given to the option grant or share transfer to facilitate key hires. In this regard, it appears the provisions of
Staff Accounting Bulletin No. 79 (Topic 5T) would be applicable if a shareholder pays an expense on behalf of the company. If an option is granted or shares are transferred to the new employees, you should recognize an expense and related capital contribution for the fair value of the common shares underlying the grant or transfer. Please advise and revise accordingly.

How to get more information, page 70
70. Please revise this section to comply with Item 101(c)(2) of Regulation S-B.

Statements of Operations, page F-3

71. Refer to page 69, Preferred Stock. In accordance with the guidance in paragraphs 9 and 171 of SFAS 128 as well as Topic 6B of the Staff Accounting Bulletins, you should reflect a net loss (income) applicable to common shareholders caption on the face of the statement of operations that deducts the dividends on your Series A Preferred
Stock.  In addition, please label the security as "Convertible"
Series
A Preferred Stock on the face of your balance sheet. Please revise accordingly.

Statements of Stockholders` Equity (Deficit), page F-4

72. Revise to reflect issuance of common stock at inception and the common stock split twenty-one thousand three hundred-to-one. Your current presentation does not appear to reflect the correct amount of common shares that were issued in these transactions.

Earnings (Loss) Per Share, page F-8

73. In accordance with paragraph 40(c) of SFAS 128, please disclose the amount of any securities that could potentially dilute basic
EPS
in the future that were not included in the computation of diluted EPS, as it is antidilutive to the period(s) presented.

Note 4: Long-Term Convertible Debt, page F-9

74. Please disclose in more detail your accounting for the beneficial conversion feature and tell us how your accounting complies with EITF
98-5.

Private Placement, page F-10

75. It appears that the Convertible Series A Preferred Stock has a beneficial conversion feature. Please disclose your accounting for the beneficial conversion feature of the Series A Preferred Stock and tell us how your accounting complies with EITF 98-5. In addition, please record any discount resulting from allocation of proceeds to the beneficial conversion feature as a dividend. Refer to the guidance in paragraph 8 of EITF 98-5. Furthermore, in accordance with the guidance in Topic 6B of the Staff Accounting Bulletins and paragraph 9 and 171 of SFAS 128, please disclose the amount of net income (loss) available to common shareholders on the face of the consolidated statement of operations.

Note 9 - Subsequent Events (Revision of Debentures), page F-12

76. We note in April 2005 you exchanged approximately $1.335 million face amount of previously issued debentures for new debentures.
In
addition, the terms of these new debentures provide that 10% of the debenture`s principal, plus interest, may be converted at a price equal to $.20 per share. It appears that the $.20 per share conversion price represents a beneficial conversion feature as you recently sold shares of preferred stock (convertible into common stock on a share for share basis) at $1 per share in November and December
2004. Please expand the note to address the accounting treatment that applies to these new issued debentures, including the amount of any beneficial conversion feature that will be recorded as a discount to the debentures and how (i.e. the period) such discount will be expensed in the financial statements. We refer you to the guidance in
EITF 98-5.  Please revise your note accordingly.

Other

77. The independent public accountants in each amendment should furnish manually signed and currently dated consents to the Form
SB-2.

78. In the event of delay in effectiveness of the Form SB-2, please update the financial statements in accordance with Item 310(g) of Regulation S-B.


* * * * *

      As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Patrick Kuhn at (202) 551-3308 or Joseph A. Foti at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or me at (202) 551-3201 with any other questions.


      Sincerely,



Letty G. Lynn
Reviewer

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U.S. Helicopter Corporation
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